Second Amendment

The Institutional Small Capitalization – Mid Capitalization Equity Portfolio of the

HC Capital Trust

Amendment, effective March 11, 2015 to that certain Portfolio Management Agreement dated July 15, 2008 (the “Agreement”), between Frontier Capital Management Company, LLC (“Portfolio Manager”) and the HC Capital Trust (“Trust”) (formerly, The Hirtle Callaghan Trust), a Delaware statutory trust, relating to The Institutional Small Capitalization – Mid Capitalization Equity Portfolio (the “Portfolio”) (formerly The Institutional Small Capitalization Equity Portfolio) of the Trust.

WHEREAS, the Trust has retained the Portfolio Manager to provide a continuous program of investment management for certain assets of the Portfolio (“Account”) pursuant to the Agreement; and

WHEREAS, the Trust and Portfolio Manager have agreed to a change in the fee schedule according to which Portfolio Manager is paid by the Portfolio; and

NOW THEREFORE, in consideration of the promises and covenants set forth herein and intending to be legally bound hereby, the parties agree that Section 4 of the Agreement is hereby deleted and replaced with the following:

4. Expenses and Compensation. (a) Portfolio Manager shall pay all of its expenses incurred in the performance of its duties under its Agreement and, except for expenses specifically assumed or agreed to be paid by the Portfolio Manager under this Agreement, the Portfolio Manager shall not be liable for any expenses of the Portfolio or the Trust, including, without limitation: (i) interest and taxes; (ii) brokerage commissions and other costs in connection with the purchase and sale of securities or other investment instruments with respect to the Portfolio; and (iii) custodian fees and expenses.

(b) Subject to the foregoing, for its services under this Agreement, Portfolio Manager shall be entitled to receive a fee, which fee shall be calculated daily and payable monthly in arrears at the annual rate of 0.45% of the first $90 million of the Combined Assets; and 0.75% on Combined Assets over $90 million.

(c) For purposes of this Agreement:

(i)	“Combined Assets” shall mean the sum of (i) the net assets of the Account; (ii) the net assets of The Small Capitalization – Mid Capitalization Equity Portfolio (the “Small-Mid Portfolio”) of the Trust for which Portfolio Manager provides day-to-day portfolio management services; and (iii) the net assets of each of those separately managed accounts advised by Hirtle Callaghan & Co. LLC for which Portfolio Manager provides day-to-day portfolio management services (the “Other Hirtle Accounts”).

(ii)	“Average Monthly Net Assets” shall mean the average of the average daily net asset values of the Account and that portion of the Small-Mid Portfolio for which Portfolio Manager provides day-to-day portfolio management services and/or the average of the net asset values of the Other Hirtle Accounts, as the case may be, as of the last business day of each month. It is understood that the average daily net asset values of the Account and the Small-Mid Portfolio shall be calculated in accordance with the policies of the Trust as set forth in the Trust’s prospectus as it may be amended from time to time and that the net asset value of the Other Accounts shall be calculated by the applicable custodian or valuation agent and that income accruals and receivables shall be included in making such calculation.

Amendment to July 15, 2008

Portfolio Management Agreement

(iii)	The fee payable to Portfolio Manager by the Portfolio shall be paid and billed in arrears based on the Average Monthly Net Assets of the Combined Assets during the preceding calendar month. The fee payable shall be calculated by applying the annual rate, as set forth in the fee schedule above, to the Average Monthly Net Assets of the Combined Assets, dividing by 365, multiplying by the number of days in the preceding calendar month, and multiplying by a factor that is equal to the proportion that the Average Monthly Net Assets of the Account bears to the Combined Assets.

(iv)	For a calendar month in which this Agreement becomes effective or terminates, the portion of the Portfolio Manager’s fee due hereunder with respect to the Account shall be prorated on the basis of the number of days that the Agreement is in effect during the calendar month.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed by their officers thereunto duly authorized as of the day and year first written above.

Frontier Capital Management Company, LLC		HC Capital Trust

By:	/s/ William J. Ballou	By:	/s/ Colette Bergman
Name:	William J. Ballou	Name:	Colette Bergman
Title:	COO & CCO	Title:	VP&Treasurer